UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2014

EXHIBITS.

Exhibit Number	Exhibit Description

1.1	Underwriting Agreement, dated May 28, 2015, among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as representatives of the underwriters named therein

4.1	Amendment No. 1 dated May 7, 2015 to the Administrative Services Agreement, dated February 26, 2013, between KNOT Offshore Partners LP, KNOT Offshore Partners UK LLC, Knutsen OAS (UK) Ltd. and Knutsen OAS Shipping AS

4.2	Employment Agreement, dated May 7, 2015, between KNOT Offshore Partners UK LLC and Mr. John Costain

4.3	Share Purchase Agreement, dated May 27, 2015, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

5.1	Opinion of Watson Farley & Williams LLP as to the validity of the securities

8.1	Opinion of Vinson & Elkins L.L.P. as to certain U.S. federal tax matters

8.2	Opinion of Watson Farley & Williams LLP as to certain Marshall Islands tax matters

8.3	Opinion of Advokatfirmaet Thommessen AS as to certain Norway tax matters

99.1	Press release of KNOT Offshore Partners LP, dated May 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP
Date: June 2, 2015

	By:	/s/ John Costain
Name: John Costain
Title: Chief Executive Officer and Chief Financial Officer

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